Prudential Investment Portfolios 3

PGIM Jennison Focused Growth Fund

(formerly, Prudential Jennison Focused Growth Fund)

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 1st day of July 2018 between PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC) and Jennison Associates LLC (Jennison).

WHEREAS the Manager and Jennison have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates Jennison for the services provided by Jennison to the PGIM Jennison Focused Growth Fund under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.Effective as of July 1, 2018, the subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

0.335% on average daily net assets up to $1 billion;

0.325% on average daily net assets from $1 billion to $3 billion; 0.315% on average daily net assets over $3 billion.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President

JENNISON ASSOCIATES LLC

By: /s/ Kenneth Moore

Kenneth Moore, Chief Operating Officer and Executive Vice President